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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                    PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                    STARWOOD HOTELS & RESORTS WORLDWIDE, INC.

             (Exact name of registrant as specified in its charter)


                 Maryland                                  52-1193298
(State of incorporation or organization)               (I.R.S. Employer
                                                     Identification No.)

777 Westchester Avenue, White Plains, New York                10604
(Address of principal executive offices)                    (Zip Code)


If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective upon filing pursuant to General Instruction A(c) please check the following box. [x]

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A(d) please check the following box. [ ]

Securities Act registration statement file number to which this form
relates:    None.


Securities to be registered pursuant to Section 12(b) of the Act:

       Title of Each Class                      Name of Each Exchange on Which
       to be so Registered                      Each Class is to be Registered
       -------------------                      ------------------------------
       Preferred Stock Purchase Rights          New York Stock Exchange


Securities to be registered pursuant to Section 12(g) of the Act:

                                      None
                                (Title of class)
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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT


Item 1.       Description of Registrant's Securities to be
              Registered.

              On March 15, 1999, Starwood Hotels & Resorts Worldwide, Inc.(the "Corporation") declared a dividend distribution of one Right for each outstanding share of the Corporation's common stock, par value $.01 per share ("Common Stock"), to the stockholders of record at the Close of Business on April 5, 1999. Each Right entitles the registered holder to purchase from the Corporation one one-thousandth of a share (a "Preferred Fraction") of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Stock"), at a Purchase Price of $125 per Preferred Fraction, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement dated as of March 15, 1999 (the "Rights Agreement"), between the Corporation and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. Capitalized terms used but not defined herein shall have the respective meanings ascribed to them in the Rights Agreement.

              Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate Rights certificates will be distributed. The Rights will separate from the Common Stock and the Distribution Date will occur upon the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of Common Stock (the "Stock Acquisition Date") or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group becomes an Acquiring Person) following the commencement of a tender offer or exchange offer which, if consummated, would result in a person or group beneficially owning 15% or more of the outstanding shares of Common Stock.

              Until the Distribution Date, (i) the Rights will be represented by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after April 5, 1999, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any certificates for Common Stock outstanding will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

              Pursuant to the Rights Agreement, the Corporation reserves the right to require prior to the occurrence of a Triggering Event (as defined below) that, upon any exercise of

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Rights, a number of Rights be exercised so that only whole shares of Preferred
Stock will be issued.

              The Rights are not exercisable until the Distribution Date and will expire at the Close of Business on April 5, 2009, unless earlier redeemed by the Corporation as described below.

              As soon as practicable after the Distribution Date, Rights certificates will be mailed to holders of record of the Common Stock as of the Close of Business on the Distribution Date and, thereafter, the separate Rights certificates alone will represent the Rights. Except as otherwise provided in the Rights Agreement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

              In the event that, at any time following the Distribution Date, a person or group becomes an Acquiring Person, each holder of a Right will thereafter have the right to receive, upon exercise, units ("Units"), each such Unit consisting of one share of Common Stock and one Class B Share of beneficial interest, par value $.01 per share, of Starwood Hotels & Resorts, a Maryland real estate investment trust (the "Trust"), having a value equal to two times the exercise price of the Right. If an insufficient number of Units is authorized for issuance, then the Board would be required to substitute cash, property or other securities of the Corporation for the Units. Notwithstanding any of the foregoing, following the occurrence of the event set forth in this paragraph, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person (or by certain related parties) will be null and void. However, Rights are not exercisable following the occurrence of the event set forth in this paragraph until such time as the Rights are no longer redeemable by the Corporation as set forth below.

              In the event that, at any time following the Stock Acquisition Date, (i) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is not the surviving corporation, (ii) the Corporation is acquired in a merger or other business combination transaction in which the Corporation is the surviving corporation and all or part of the Common Stock is converted into securities of another entity, cash or other property or
(iii) 50% or more of the Corporation's assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, common stock of the acquiring company having a value equal to two times the exercise price of the Right. The events set forth in this paragraph and in the second preceding paragraph are referred to as the "Triggering Events."

              The purchase price payable, and the number of Preferred Fractions or other securities or property issuable, upon exercise

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of the Rights are subject to adjustment from time to time to prevent dilution
(i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) if holders of the Preferred Stock are granted certain rights, options or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of the Preferred Stock or (iii) upon the distribution to holders of the Preferred Stock of evidences of indebtedness or assets (excluding regular quarterly cash dividends) or of subscription rights or warrants (other than those referred to above).

              With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional Preferred Fractions will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading day prior to the date of exercise.

              At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding shares of Common Stock, the Corporation may exchange the Rights (other than Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Unit, or one one-thousandth of a share of Preferred Stock (or of a share of a class or series of the Corporation's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

              In general, the Corporation may redeem the Rights in whole, but not in part, at a price of $.01 per Right (subject to adjustment and payable in cash, Units or other consideration deemed appropriate by the Board of Directors) at any time until ten days following the Stock Acquisition Date. Immediately upon the action of the Board of Directors authorizing any redemption, the Rights will terminate and the only right of the holders of Rights will be to receive the redemption price.

              Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Corporation, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not result in the recognition of taxable income by stockholders or the Corporation, stockholders may, depending upon the circumstances, recognize taxable income after a Triggering Event.

              The terms of the Rights may be amended by the Board of Directors of the Corporation without the consent of the holders of the Rights, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

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              A copy of the Rights Agreement is available free of charge from the Rights Agent. This description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is incorporated herein by reference.


Item 2.       Exhibits.


Exhibit
Number         Description of Document
------         -----------------------
4              Rights Agreement dated as of March 15, 1999 between the
               Corporation and ChaseMellon Shareholder Services, L.L.C., as
               Rights Agent, which includes the Form of the Articles
               Supplementary of the Series A Junior Participating Preferred
               Stock of the Corporation as Exhibit A, the Form of Rights
               Certificate as Exhibit B and the Summary of Rights to Purchase
               Preferred Stock as Exhibit C, is incorporated herein by reference to Exhibit 4 to the Corporation and the Trust's Joint Current
               Report on Form 8-K dated March 15, 1999 (file number 1-7959).

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                                    SIGNATURE


              Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.




                                         STARWOOD HOTELS & RESORTS
                                         WORLDWIDE, INC.



Date:  March 15, 1999             By: /s/ Richard D. Nanula
                                     -------------------------------
                                            Name: Richard D. Nanula
                                            Title: President and Chief
                                                   Operating Officer